                                                                   EXHIBIT 99.1

         AMDOCS LIMITED REPORTS REVENUE GROWTH OF 19.4% IN THIRD QUARTER


Key highlights:

o Revenue of $450.2 million, in line with guidance

o Sequential revenue growth of 1.7%

o Proforma EPS increases 30.4% to $0.30, in line with guidance

o Diluted GAAP EPS of $0.28

o Fourth quarter fiscal 2004 guidance: Expected revenue of $452 million and proforma EPS of $0.30. Diluted GAAP EPS results expected to be $0.01-$0.02 less than proforma EPS.

ST. LOUIS, MO - July 21, 2004 - Amdocs Limited (NYSE: DOX) today reported that for the third quarter ended June 30, 2004, revenue was $450.2 million, representing sequential growth of 1.7% and an increase of 19.4% from last year's third quarter. Excluding acquisition-related costs and related tax effects, net income was $63.5 million, or $0.30 per diluted share, and increased by $12.6 million, or 24.9%, when compared to net income excluding acquisition-related costs and related tax effects of $50.8 million, or $0.23 per diluted share, in the third quarter of fiscal 2003. The Company's GAAP net income was $59.9 million, or $0.28 per diluted share, compared to net income of $47.4 million, or $0.21 per diluted share, in the third quarter of fiscal 2003.

Dov Baharav, Chief Executive Officer of Amdocs Management Limited, said, "We are pleased to report solid results this quarter, which was highlighted by the continued strengthening of our relationships with some of our key Tier One customers. While the market has not grown at the rate expected, we continue to produce improved results, driven by our ability to expand market share."

Baharav added, "There have been some very important developments for Amdocs with key customers. As we recently announced, Amdocs and Vodafone signed a long-term framework agreement positioning Amdocs as a strategic global billing solutions provider for

Vodafone worldwide. At Bell Canada, we converted Bell Mobility to the Amdocs system and completed the project roadmap as planned.

"Amdocs should achieve very modest growth in the coming quarters," Baharav continued. "Amdocs' ability to offer solutions that enable communications service providers to move toward integrated customer management is becoming a compelling value proposition for our customers. By leveraging our competitive offering, we are confident that we can continue to gain market share. Looking further ahead, our market leadership, together with our expanding relationships with strategic customers, create a firm basis for accelerated quarterly growth in the future."

Sales Highlights

During the third quarter, our new business included eight new key wins, highlighted below.

o Amdocs had two system integration wins as part of its initiative to expand its services activities in this area. First, Vodafone Hungary has selected Amdocs as the system integrator to provide a turnkey billing project implementation based on the Amdocs Enabler billing product and including consulting, program management, product implementation and configuration, migration and conversion, testing, training and business processes integration services. In addition, we have been requested by one of our existing customers in North America to provide an expanded set of system integration services including program management and implementation support.

o For ASTRO ALL ASIA NETWORK plc's MEASAT Broadcast Network Systems (Astro), a Malaysian satellite-based PayTV multimedia group, Amdocs will implement its next-generation consolidated Subscriber Management System including billing, customer relationship management (CRM) and order management solution. Using Amdocs Enabler and Amdocs ClarifyCRM will enable Astro to seamlessly link all customer-facing processes to build stronger, more profitable customer relationships and improve service delivery to its more than 1.5 million subscribers, while lowering costs.

o Two communications providers in Europe have selected Amdocs to implement the Amdocs Partner Relationship Management (PRM) product for managing relationships with content and interconnect partners. These wins are a continuation

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   of our success in the PRM market,  driven by the increased utilization of content and data services.

o At one of our major customers, Amdocs is implementing a billing consolidation solution. The project, which builds on our strong relationship with this customer, is an integrated customer management initiative, designed to reduce system costs, while enabling our customer to offer bundled service packages and an integrated view of its customers' activities across multiple lines of business.

o Amdocs will be implementing the Amdocs Xacct mediation platform supporting voice mediation for a communications provider in Europe.

o For a major communications provider in Latin America, Amdocs will be upgrading the existing Amdocs ClarifyCRM platform to ClarifyCRM 12. ClarifyCRM 12 enables businesses to create a more intelligent contact center, helping companies deliver pertinent information at the right time to contact center agents.

Operating and Financial Highlights

During the third quarter:


o Amdocs has completed implementation of the final and largest component of Bell Canada's billing modernization project: the conversion of Bell Mobility's more than 4.7 million subscribers and 4,000 system users to the Amdocs billing solution. This was a massive undertaking, completed in a challenging environment of rapid growth, with Bell Mobility more than doubling its customer base since the project began. The project's completion will help Bell Canada simplify its billing operations across multiple lines of business. Amdocs is now working to complete the normalization of the system and will continue to provide Bell Canada with comprehensive managed services under the existing 10-year agreement.

o At mobilkom austria, the leading wireless service provider in Austria, Amdocs completed the successful deployment of Amdocs ClarifyCRM ClearSales. The integration of ClarifyCRM sales functionality with its Amdocs billing and CRM solution provides mobilkom austria with complete visibility across its entire sales process. This deployment builds on mobilkom austria's long-term relationship with

   Amdocs and marks an important milestone in its move towards a true integrated customer management approach.


o On June 1, 2004, Amdocs announced that it repurchased substantially all of its outstanding 2% Convertible Notes due June 1, 2008. Payment of $395.1 million for the notes was made with available cash.

o Free cash flow, defined as cash flow from operations less net capital expenditures and payments on capital leases, was $59 million in the quarter.

Financial Outlook

Amdocs expects that revenue for the fourth quarter ending September 30, 2004, will be approximately $452 million. Proforma earnings per share for the quarter are expected to be $0.30, excluding acquisition-related costs and related tax effects. Diluted GAAP earnings per share for the quarter are expected to be between $0.01-$0.02 less than proforma EPS.

Amdocs will host a conference call on July 21, 2004 at 5 p.m. Eastern Daylight Time to discuss the Company's third quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

About Amdocs

Amdocs combines innovative software products and services with deep business knowledge to deliver true integrated customer management to the world's leading telecommunications services companies. Our best-in-class billing and CRM products seamlessly link all customer-facing business processes - marketing, sales, ordering, delivery, fulfillment, billing, settlement, service, support, and analytics - resulting in stronger, more profitable customer relationships. Amdocs enables its customers to implement their business strategy with rapid return on investment, lower total cost of ownership and improved operational efficiencies. For more information, visit Amdocs at www.amdocs.com.


Cautionary statements

Investors are cautioned that this press release contains proforma information that is not prepared in accordance with GAAP. Investors should not construe the proforma financial measures as being superior to GAAP. The Company's management uses proforma financial information in its internal analysis because it enables the management to consistently analyze the critical components and results of operations and to have a meaningful comparison to prior periods. The Company's management believes that such measures provide useful information to investors for meaningful comparison to prior periods and analysis of the critical components and results of operations.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F, filed on December 24, 2003 and our Form 6-K filed on June 10, 2004.



Contact:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

                   Pro forma Consolidated Statements of Income

                        Excluding Restructuring Charges,
       Amortization of Purchased Intangible Assets and Related Tax Effects

                      (in thousands, except per share data)


                                               Three months ended                     Nine months ended
                                                    June 30,                              June 30,
                                        ----------------------------------     --------------------------------
                                            2004 (1)           2003 (1)           2004 (2)         2003 (2)
                                        ---------------    ---------------     ---------------   --------------

Revenue:
License                                   $     17,298       $    11,491         $     52,026      $   51,176
Service                                        432,926           365,677            1,269,251       1,020,392
                                        ---------------    ---------------     ---------------   --------------
                                               450,224           377,168            1,321,277       1,071,568
Operating expenses:
Cost of license                                  1,448             1,455                3,807           4,137
Cost of service                                283,109           230,323              833,470         646,389
Research and development                        31,665            29,941               92,247          88,888
Selling, general and
   administrative                               52,745            50,943              159,078         153,644
                                        ---------------    ---------------     ---------------   --------------
                                               368,967           312,662           1,088,602          893,058
                                        ---------------    ---------------     ---------------   --------------
Operating income                                81,257            64,506             232,675          178,510

Interest income and other, net                     121             3,269               2,899           12,432
                                        ---------------    ---------------     ---------------   --------------
Income before income taxes                      81,378            67,775             235,574          190,942

Income taxes                                    17,903            16,945              51,826           47,737
                                        ---------------    ---------------     ---------------   --------------
Net income                                $     63,475       $    50,830         $   183,748       $  143,205
                                        ===============    ===============     ===============   ==============
Diluted earnings per share                $       0.30       $       0.23        $       0.85      $       0.65
                                        ===============    ===============     ===============   ==============
Diluted weighted average number
   of shares outstanding                       211,801            220,792             216,186         218,953
                                        ===============    ===============     ===============   ==============


(1) Excludes $4,558 and $4,524 for amortization of purchased intangible assets and tax effects related to the above of $(1,003) and $(1,132) for the three months ended June 30, 2004 and 2003, respectively. Including the above items, income before income taxes was $76,820 and $63,251, and diluted earnings per share were $0.28 and $0.21 for the three months ended June 30, 2004 and 2003, respectively.

(2) Excludes $13,423 and $14,303 for amortization of purchased intangible assets, $0 and $9,956 of restructuring charges related to cost reduction measures, and tax effects related to the above of $(2,953) and $(6,066) for the nine months ended June 30, 2004 and 2003, respectively. Including the above items, income before income taxes was $222,151 and $166,683, and diluted earnings per share were $0.80 and $0.57 for the nine months ended June 30, 2004 and 2003, respectively.

                                 AMDOCS LIMITED

                        Consolidated Statements of Income

                      (in thousands, except per share data)


                                              Three months ended                     Nine months ended
                                                   June 30,                              June 30,
                                       ----------------------------------    ----------------------------------
                                             2004               2003              2004              2003
                                       ---------------    ---------------    --------------    ----------------

Revenue:
  License                                $     17,298       $     11,491       $    52,026       $     51,176
  Service                                     432,926            365,677         1,269,251          1,020,392
                                       ---------------    ---------------    --------------    ----------------
                                              450,224            377,168         1,321,277          1,071,568
Operating expenses:
  Cost of license                               1,448              1,455             3,807              4,137
  Cost of service                             283,109            230,323           833,470            646,389
  Research and development                     31,665             29,941            92,247             88,888
  Selling, general and
     administrative                            52,745             50,943           159,078            153,644
  Amortization of purchased
     intangible assets                          4,558              4,524            13,423             14,303
  Restructuring charges                            --                 --                --              9,956
                                       ---------------    ---------------    --------------    ----------------
                                              373,525            317,186         1,102,025            917,317
                                       ---------------    ---------------    --------------    ----------------
Operating income                               76,699             59,982           219,252            154,251

Interest income and other, net                    121              3,269             2,899             12,432
                                       ---------------    ---------------    --------------    ----------------
Income before income taxes                     76,820             63,251           222,151            166,683

Income taxes                                   16,900             15,813            48,873             41,671
                                       ---------------    ---------------    --------------
Net income                               $     59,920       $     47,438       $   173,278       $    125,012
                                       ===============    ===============    ==============    ================
Basic earnings per share                 $       0.29       $       0.22       $       0.82      $       0.58
                                       ===============    ===============    ==============    ================
Diluted earnings per share               $       0.28       $       0.21       $       0.80      $       0.57
                                       ===============    ===============    ==============    ================
Basic weighted average number of              206,093            215,938           210,409            215,786
   shares outstanding
                                       ===============    ===============    ==============    ================
Diluted weighted average number               211,801            220,792           216,186            218,953
   of shares outstanding
                                       ===============    ===============    ==============    ================

                                 AMDOCS LIMITED

                      Condensed Consolidated Balance Sheets

                                 (in thousands)

                                                                                        As of
                                                                          ---------------------------------------
                                                                              June 30,           September 30,
                                                                                2004                  2003
                                                                          -----------------     -----------------

ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments           $   1,228,225         $   1,290,892
Accounts receivable, net, including unbilled of $16,086 and
$16,072, respectively                                                              270,560               198,274
Deferred income taxes and taxes receivable                                          68,180                60,868
Prepaid expenses and other current assets                                           66,769                85,902
                                                                             -------------         -------------
    Total current assets                                                         1,633,734             1,635,936

Equipment, vehicles and leasehold improvements, net                                174,801               203,467
Goodwill and other intangible assets, net                                          856,259               855,975
Other noncurrent assets                                                            233,178               182,139
                                                                              ------------         -------------
Total assets                                                                 $   2,897,972         $   2,877,517
                                                                             =============         =============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accruals                                                $     361,543         $     331,196
Short-term portion of capital lease obligations and other financing
arrangements                                                                        21,939                29,319
2% Convertible notes                                                                    --               400,454
Deferred revenue                                                                   230,952               174,616
Deferred income taxes and taxes payable                                            161,376               133,002
                                                                             -------------         -------------
    Total current liabilities                                                      775,810             1,068,587
0.50% Convertible notes                                                            450,000                    --
Noncurrent liabilities and other                                                   189,201               217,330
Shareholders' equity                                                             1,482,961             1,591,600
                                                                             -------------         -------------
Total liabilities and shareholders' equity                                   $   2,897,972         $   2,877,517
                                                                             =============         =============

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